ALLIANZ VARIABLE INSURANCE PRODUCTS TRUST
                             5701 GOLDEN HILLS DRIVE
                        MINNEAPOLIS, MINNESOTA 55416-1297


                                 August 1, 2007



VIA EDGAR


Sally Samuel
Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F Street
Washington, DC 20549

Re: Allianz Variable Insurance Products Trust (the "Registrant") Registration Statement on Form N-14 (File No. 333-143982) Request for Acceleration of Effectiveness


Ms. Samuel:

         In accordance with Rule 461 under the Securities Act of 1933, Allianz Variable Insurance Products Trust (the "Trust") hereby requests that the effective date of Pre-Effective Amendment No. 2 to the Registration Statement referenced above be accelerated to become effective on August 2, 2007, or as soon thereafter as practicable.

         The Registrant acknowledges that, should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



                                   Sincerely,
                                   ALLIANZ VARIABLE INSURANCE PRODUCTS TRUST

                                   By:  /s/ Jeffrey Kletti
                                   Jeffrey Kletti
                                   President







                            INSURANCE PRODUCTS TRUST
                             5701 GOLDEN HILLS DRIVE
                        MINNEAPOLIS, MINNESOTA 55416-1297



                                  July 31, 2007



VIA EDGAR


Sally Samuel
Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F Street
Washington, DC 20549

Re:      Allianz Variable Insurance Products Trust
         Registration Statement on Form N-14 (File No. 333-143982) Request for Acceleration of Effectiveness


Ms. Samuel:

         BISYS Fund Services, the distributor for Allianz Variable Insurance Products Trust (the "Trust"), pursuant to Rule 461 under the Securities Act of 1933, as amended, hereby requests that the effective date of Pre-Effective Amendment No. 2 to the Trust's Registration Statement on Form N-14 (File No. 333-143982) be accelerated to become effective on August 2, 2007 or as soon thereafter as practicable.



                                                     BISYS FUND SERVICES




                                                     By:  /S/ BRIAN BEY